                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                           Onyx Acceptance Corporation


                          COMMON STOCK, par value $0.01


                                    682914106


        David T. Bradford, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3750




                                  April 1, 2004







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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145




1. Lincolnshire Associates, Ltd.


2. (a)


   (b)       X


3. SEC Use Only

4. WC


5.



6. Texas

7. -0-

8. 90,000

9. -0-

10. 90,000

11. 90,000

12.

13. 1.21%

14. PN












SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


1. Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.


2. (a)


   (b)       X


3. SEC Use Only

4. WC


5.



6. California

7. 464,200

8. -0-

9. 464,200

10. -0-

11. 464,200

12.

13. 6.25%

14. EP






SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


1. Galashiels Fund, Ltd.


2. (a)


   (b)       X


3. SEC Use Only

4. WC


5.



6. Illinois

7. 160,000

8. -0-

9. 160,000

10. -0-

11. 160,000

12.

13. 2.15%

14. CO






SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


1. Keith W. Colburn Retirement Plan


2. (a)


   (b)       X


3. SEC Use Only

4. WC


5.



6. Illinois

7. -0-

8. 8,500

9. -0-

10. 8,500

11. 8,500

12.

13. .01%

14. EP



SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


1. Keith W. Colburn Trust


2. (a)


   (b)       X


3. SEC Use Only

4. WC


5.



6. Illinois

7. -0-

8. 17,000

9. -0-

10. 17,000

11. 17,000

12.

13. .02%

14. OO

SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


1. David D. Colburn


2. (a)


   (b)       X


3. SEC Use Only

4. PF


5.



6. Illinois

7. 3,500

8. 90,000

9. 3,500

10. 90,000

11. 93,500

12.

13. 1.25%

14. IN


SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


                                  INTRODUCTION

         Lincolnshire Associates, Ltd., a Texas limited partnership, hereby files this Amendment No. 4 (the "Amendment") to Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement. This Amendment corrects prior clerical errors.

         Only those Items amended are reported herein.

         Item 2:  Identity and Background.

         Item 2(c), Edmundson International Inc., is no longer a shareholder of Onyx; and therefore is deleted.

         Item 2(d), Consolidated Electrical Distributors, Inc., is no longer a shareholder of Onyx; and therefore is deleted.

         Item 2(b), Portshire, is no longer a shareholder of Onyx; and therefore is deleted.

         Item 3: Source and Amount of Funds or Other Consideration.

         Item 3 is amended by adding the following paragraph:
         On November 28, 2000, the Galashiels Fund Ltd.("Galashiels") purchased 20,000 shares of Common Stock on the open market at a purchase price of $3.56 per share; on December 5, 2000, Galashiels purchased 20,000 shares of Common Stock on the open market at a purchase price of $3.49 per share; on December 7, 2000, Galashiels purchased 100 shares of Common Stock on the open market at a purchase price of $3.55 per share;


SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


On December 8, 2000, Galashiels purchased 1,000 shares of Common Stock on the open market at a purchase price of $3.55 per share; On December 12, 2000, Galashiels purchased 18,900 shares of Common Stock on the open market at a purchase price of $3.55 per share; On December 20, 2000, Galashiels purchased 20,000 shares of Common Stock on the open market at a purchase price of $3.43 per share; A table identifying each purchase is included in Item 5(c) of this Amendment.


SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


         Item 5:  Interest in Securities of the Issuer.

         Item 5 is amended and restated as follows:

         (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based on the Issuer's report of Form 10Q that it had 5,130,000 shares of Common Stock outstanding as of December 31, 2003) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the following table.


Reporting Person      No. of     Percentage         Power  to  Vote        Power to Dispose
                      Shares      of Class          Shared     Sole        Shared      Sole
                      Benef.
                      Owned
---------------------------------------------------------------------------------------------
Lincolnshire         90,000        1.21%            90,000                  90,000
---------------------------------------------------------------------------------------------
CED Pension Plan    464,200        6.25%                     464,200                 464,200
---------------------------------------------------------------------------------------------
Galashiels          160,000        2.15%                      80,000                  80,000
---------------------------------------------------------------------------------------------
Colburn KEOGH         8,500         .01%                       8,500                   8,500
---------------------------------------------------------------------------------------------
Colburn Trust        17,000         .02%                      17,000                  17,000
---------------------------------------------------------------------------------------------
D. Colburn           93,500        1.25             90,000     3,500      90,000       3,500
---------------------------------------------------------------------------------------------

         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The reporting persons collectively own 743,200 shares, representing 14.49% of the total number of shares of Common Stock outstanding.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:


SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145


Date         Purchaser     # Shares       Price     Comm'n           Total Funds
                                                                      Required
-------------------------------------------------------------------------------
11/28/00    Galashiels      20,000        $3.56      $.06            $ 71,200
-------------------------------------------------------------------------------
12/05/00    Galashiels      20,000        $3.49      $.06            $ 69,750
-------------------------------------------------------------------------------
12/07/00    Galashiels         100        $3.55      $.06            $    355
-------------------------------------------------------------------------------
12/08/00    Galashiels       1,000        $3.55      $.06            $  3,550
-------------------------------------------------------------------------------
12/12/00    Galashiels      18,900        $3.55      $.06            $ 67,026
-------------------------------------------------------------------------------
12/20/00    Galashiels      20,000        $3.43      $.06            $ 68,500
-------------------------------------------------------------------------------
TOTAL                    80,000                                      $280,381
                                                                     ---------

         (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Issuer.

         (e) Not applicable.

         Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The first paragraph of Item 6 is amended and restated to read as follows:

         Lincolnshire beneficially owns 90,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns 90,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 90,000 shares of Common Stock. Keith W. Colburn is the beneficiary of the Colburn Trust and Colburn KEOGH, which together beneficially own 25,500 shares of Common Stock. A committee makes investment decisions for CED Pension Plan. Any two members of such committee can make investment decisions for CED Pension Plan. Two of the members on CED Pension Plan's investment committee, including Colburn and D. Colburn, also make investment decisions for Lincolnshire. CED Pension Plan beneficially owns 464,200 shares of Common Stock. Galashiels beneficially owns 160,000 shares of Common Stock. D. Colburn beneficially owns 3,500 shares of Common Stock.



SEC 1746 (2-98)

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CUSIP NO. 682914106                 13D                    OMB Number: 3235-0145



                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April _, 2004





                                                Lincolnshire Associates, Ltd.
                                                By Its General Partner,
                                                Portshire Corp.


                                                By David C. Verbeck
                                                Its Vice President



SEC 1746 (2-98)